UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63343/November 19, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14100

In the Matter of		CORRECTED
	:	ORDER MAKING FINDINGS AND
SPEEDLANE.COM, INC.,	:	REVOKING BY DEFAULT
SPINTEK GAMING TECHNOLOGIES, INC.,	:	REGISTRATIONS OF
STANDARD BRANDS PAINT CO.,	:	SPEEDLANE.COM, INC., SPINTEK
STAR CASINOS INTERNATIONAL, INC.,	:	GAMING TECHNOLOGIES, INC.,
STARDRIVE SOLUTIONS, INC.,	:	STANDARD BRANDS PAINT CO.,
STERLING MEDIA CAPITAL GROUP, INC.	:	STAR CASINOS INTERNATIONAL, INC.
(n/k/a CRYSTAL PROPERTIES	:	STARDRIVE SOLUTIONS, INC.,
HOLDINGS, INC.),	:	STERLING MEDIA CAPITAL GROUP,
STORMEDIA, INC. ,	:	INC. (n/k/a CRYSTAL PROPERTIES
STRATEGIC PARTNERS, INC.,	:	HOLDINGS, INC.),
STS LIQUIDATING CORP.	:	STORMEDIA, INC.,
(f/k/a SYM-TEK SYSTEMS, INC.), and	:	STS LIQUIDATING CORP. (f/k/a SYM-
SYMPLEX COMMUNICATIONS CORP.	:	TEK SYSTEMS, INC.), and
	:	SYMPLEX COMMUNICATIONS CORP.

SUMMARY

This Order revokes the registrations of the registered securities of Speedlane.com, Inc., Spintek Gaming Technologies, Inc., Standard Brands Paint Co., Star Casinos International, Inc., Stardrive Solutions, Inc., Sterling Media Capital Group, Inc. (n/k/a Crystal Properties Holdings, Inc.), StorMedia, Inc., STS Liquidating Corp. (f/k/a Sym-Tek Systems, Inc.), and Symplex Communications Corp. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on October 27, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in

---

[1] The proceeding remains pending as to Strategic Partners, Inc.

accordance with 17 C.F.R. § 201.141(a)(2)(ii) by November 5, 2010.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Speedlane.com, Inc. (CIK No. 1091563),[3] is a revoked Nevada corporation located in Sanibel, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended September 30, 2000, which reported a net loss of over $1.4 million for the prior nine months.

Spintek Gaming Technologies, Inc. (CIK No. 1003479), is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of over $2.8 million for the prior nine months. On November 13, 2000, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, which was terminated on August 15, 2005. As of October 14, 2010, the company's stock (symbol "SPTK") was traded on the over-the-counter markets.

Standard Brands Paint Co. (CIK No. 93308) is a Delaware corporation located in El Segundo, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 29, 1995, which reported a net loss of over $14.2 million for the prior nine months. On December 27, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was terminated on March 24, 2005.

Star Casinos International, Inc. (CIK No. 831674), is an expired Colorado corporation located in Tucson, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act

---

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission."   17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1995, which reported a net loss of $294,458 for the prior three months. On May 3, 1996, the company filed a Chapter 11 (later converted to Chapter 7) petition in the U.S. Bankruptcy Court for the District of Colorado, which was terminated on December 22, 1997.

Stardrive Solutions, Inc. (CIK No. 1088116), is an inactive Washington corporation located in Agoura Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended June 30, 2001, which reported a net loss of over $9.7 million for the prior nine months.

Sterling Media Capital Group, Inc. (n/k/a Crystal Properties Holdings, Inc.) (CIK No. 723616), is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $406,821 for the prior three months.

StorMedia, Inc. (CIK No. 942787), is a delinquent Delaware corporation located in Santa Clara, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 26, 1998, which reported a net loss of over $48.7 million for the prior six months. On October 11, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was terminated on January 28, 2003. As of October 14, 2010, the company's stock (symbol "STMDQ") was traded on the over-the-counter markets.

STS Liquidating Corp. (f/k/a Sym-Tek Systems, Inc.) (CIK No. 350615) is a dissolved California corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1994, which reported a net loss of $308,000 for the prior nine months.

Symplex Communications Corp. (CIK No. 1039920) is a void Delaware corporation located in Whitmore Lake, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $209,917 for the prior three months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

3

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Speedlane.com, Inc., is REVOKED;

the REGISTRATION of the registered securities of Spintek Gaming Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of Standard Brands Paint Co. is REVOKED;

the REGISTRATION of the registered securities of Star Casinos International, Inc., is REVOKED;

the REGISTRATION of the registered securities of Stardrive Solutions, Inc., is REVOKED;

the REGISTRATION of the registered securities of Sterling Media Capital Group, Inc. (n/k/a Crystal Properties Holdings, Inc.), is REVOKED;

the REGISTRATION of the registered securities of StorMedia, Inc., is REVOKED;

the REGISTRATION of the registered securities of STS Liquidating Corp. (f/k/a Sym-Tek Systems, Inc.) is REVOKED; and

the REGISTRATION of the registered securities of Symplex Communications Corp. is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge